Insider transaction detail - View details for insider	2008-02-05 18:34 ET

Transactions sorted by	: Insider
Insider family name	: CHASE ( Starts with )
Given Name	: GEOFFREY (Starts with)
Filing date range	: February 5, 2008 - February 5, 2008
Equity securities	: Common Shares

Insider name:	Chase, Geoffrey Charles

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value of acquired or disposed of	Unit Price or exercise price	Closing Balance	Insider's calculated balanace

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

1134378	2008-02-01	2008-02-05	Direct Ownership:	90 - Change in nature of ownership	-97,500		86,500